

Mail Stop 3561

March 7, 2016

Nancy A. Walsh
Chief Financial Officer
The Bon-Ton Stores, Inc.
2801 East Market Street
York, Pennsylvania 17402

     Re: **The Bon-Ton Stores, Inc.**
            Form 10-K for the Fiscal Year Ended January 31, 2015
            Filed April 15, 2015
            File No. 0-19517

Dear Ms. Walsh:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ William H. Thompson

                             William H. Thompson
                             Accounting Branch Chief
                             Office of Consumer Products

cc: Michael W. Webb, Chief Accounting Officer